UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 8.0% increase in December 2019 passenger traffic and a 7.4% increase for the full year 2019

•	The Monterrey (+3.5%), Mazatlán (+25.5%), and Durango (+42.7%) airports contributed most to traffic growth

Monterrey, Mexico, January 6, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.0% in December 2019, as compared to December 2018. Domestic traffic increased 7.6%, and international traffic increased 10.8%.

Total Passengers*
	Dec-2018	Dec-2019	Change %	Jan - Dec 2018	Jan - Dec 2019	Change %
Domestic	1,627,563	1,750,945	7.6	19,016,377	20,416,764	7.4
International	254,020	281,355	10.8	2,550,022	2,751,296	7.9
OMA Total	1,881,583	2,032,300	8.0	21,566,399	23,168,060	7.4
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During December 2019, domestic traffic increased in twelve of our airports, with the largest increases in:

•	Mazatlán (+35.8%) as a result of increased traffic on the Tijuana route.
•	Monterrey (+2.9%) benefitted from increased traffic on the Mexico City route.
•	Culiacán (+7.3%), due to increased traffic on the Mexico City route, and
•	Chihuahua (+12.5%) benefitted from increased traffic on the Mexico City and Tijuana routes.

In December 2019, Volaris started flying the Mazatlán – Monterrey and Monterrey – Mazatlán routes; and Aeroméxico started flying the Monterrey – Puerto Vallarta route.

International traffic grew in eleven of our airports in December, with the largest increases in:

•	Monterrey (+7.6%), as a result of increases in the number of passengers on the Houston and Las Vegas routes.
•	Durango (+110.3%), due to increased traffic on the Dallas route, and
•	Zacatecas (+35.5%) as a result of increases in the number of passengers on the Chicago route.

In December 2019, American Airlines started flying the Acapulco – Dallas and Chihuahua – Phoenix routes; VivaAerobus started flying the Monterrey – Chicago and Zacatecas – Chicago routes; Sunwing started flying the Mazatlán – Ottawa, Mazatlán – Victoria, Zihuatanejo –Victoria routes; and Aeroméxico started flying the Monterrey – Orlando route.

Of total passenger traffic, 99.3% was commercial, and 0.7% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

For the full year 2019, total passenger traffic increased 7.4% to 23.2 million passengers, the 10th consecutive annual increase. Domestic passenger traffic grew 7.4% and international passenger traffic grew 7.9%.

During 2019, a total of 46 routes opened in OMA´s airports: 30 domestic and 16 international. The airports with the largest number of new routes were Monterrey (15 routes), Mazatlán (8 routes), Durango (5 routes) and Chihuahua (5 routes).

2

3

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•

Webpage http://ir.oma.aero

•

Twitter http://twitter.com/OMAeropuertos

•

Facebook https://www.facebook.com/OMAeropuertos

4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated January 6, 2020